UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OFTHE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDERSECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 333-87351

Saxon Asset Securities Trust 2000-1

Mortgage Loan Asset Backed Certificates, Series 2000-1

(Exact name of registrant as specified in its charter)

4880 Cox Road, Glen Allen, Virginia 23060 (804) 967-7400

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Mortgage Loan Asset Backed Certificates, Series 2000-1

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty

to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate, the appropriate rule provision(s) relied upon to terminate or suspend the

duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12h-3(b)(1)(i) x

Rule 12g-4(a)(1)(ii) Rule 12h-3(b)(1)(ii)

Rule 12g-4(a)(2)(i) Rule 12h-3(b)(2)(i)

Rule 12g-4(a)(2)(ii) Rule 12h-3(b)(2)(ii)

Rule 15d-6

Approximate number of holders of record as of the

certification or notice date: 30

Pursuant to the requirements of the Securities Exchange Act of 1934, Issuer of the Saxon Asset Securities Trust 2000-1 Mortgage Loan Asset-Backed

Certificates, Series 2000-1, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 25, 2001

By: /s/ Bradley D. Adams

Bradley D. Adams, Sr. Vice President